

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2024

Matthew Galvanoni
Chief Financial Officer
Pilgrim's Pride Corporation
1770 Promontory Circle
Greeley, CO 80634-9038

      Re: Pilgrim's Pride Corporation
          Annual Report on Form 10-K for the Year Ended December 31, 2023
          Filed February 27, 2024
          File No. 001-09273

Dear Matthew Galvanoni:

      We have reviewed your filing and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations 2023 Compared to 2022, page 24

1.   We note that your discussion of changes in results of operations attributes the increases and decreases in changes in revenue and cost of sales to sales volume and sales per pound. To further enhance investor understanding, for each of your three reportable segments, please consider revising future filings to include a table that discloses the quantity (or volume) of pounds or tons sold, along with a range of the commodity prices.

Note 2. Revenue Recognition, page 56

2.   Refer to the table of disaggregated revenue in Note 2. We note from your disclosures here and in Note 20, that you disclose disaggregated revenue by segments, as well as by the product lines Fresh, Prepared, Export and Other, and customer locations. We note from your earnings calls that you also discuss revenue in terms of "case ready," "big bird," and "small bird" as well as by distribution channels. Please consider revising future filings to provide additional disaggregation of your revenue by sales or distribution channels, such

as retailers, foodservice, restaurants, and export markets, and/or additional product categories. Reference is also made to your discussion on page 2 under Market Overview, and the description of each segment's distribution channel as disclosed in Note 20. Your response should give consideration to ASC 606-10-55-89 through 55-91.

Note 21. Commitments and Contingencies
Litigation, page 86

3.   For those legal proceedings which are disclosed and exposure to loss exists in excess of the amount accrued, or no accrual has been made, please revise future filings to ensure that an estimate of the possible loss or range of loss is disclosed or a statement that such an estimate cannot be made. For example, you disclose that you continue to litigate certain class actions in the Oklahoma Court and Colorado Court, but the disclosure does not include any related dollar amounts of accrual, or estimated loss, or a statement that you cannot make such an estimate. Please revise future filings accordingly. See guidance in ASC 450-20-50-3 and 50-4.

General

4.   We note that your Form 8-K filed on May 1, 2024, reports that shareholders approved the appointment of Joesley and Wesley Batista to your board of directors. Please revise applicable future filings to include appropriate risk factors and a discussion of the civil and criminal actions and investigations related to your ultimate controlling shareholders, consistent with disclosure appearing on pages 10-12 and 125-27 of the Form 20-F filed by your parent company, JBS S.A.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey Sherman